November 11, 2013	WRITER’S DIRECT NUMBER: (317) 236-2289
DIRECT FAX: (317) 592-4666
INTERNET: Stephen.Hackman@icemiller.com

BY EDGAR

Mr. Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:                             Haynes International, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed November 15, 2012
Response dated October 18, 2013
File No. 1-33288

Dear Mr. O’Brien:

Set forth below is the response of the Company to the comments of the Staff set forth in a letter dated November 1, 2013, relating to the Company’s Form 10-K, filed on November 15, 2012 for the fiscal year ended September 30, 2012 (the “Form 10-K”) (File No. 1-33288).  For convenience of reference, the Staff’s comments have been reproduced in bold type herein.

Form 10-K for Fiscal Year Ended September 30, 2012

Risk Factors, page 17

1.                                      We note your response to prior comment 2.  In future filings, please disclose the accounting treatment related to your liquidated damages provision as part of your revenue recognition policy or in the deferred revenue note to the financial statements as this information is critical to investors due to materiality and the inherent risk, as disclosed in your risk factors.

Response

In future filings, the Company will disclose the accounting treatment related to its liquidated damages provision as part of its revenue recognition policy or in the deferred revenue note to the financial statements.

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If you have any questions regarding the Company’s response in this letter, please call me at the direct-dial number above.

Very truly yours,

ICE MILLER LLP

/s/ Stephen J. Hackman

Stephen J. Hackman